Transphorm Inc. 115 Castilian Drive, Goleta, CA 93117, USA Ph: 805-456-1300

March 25th, 2020
Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attention:
Mr. Dale Welcome
Mr. Kevin Stertzel
Ms. Sherry Haywood
Mr. Jay Ingram
Re: Transphorm, Inc.
Current Report on Form 8-K
Filed February 14, 2020
File No. 000-55832
Ladies and Gentlemen:

In response to your letter dated March 11, 2020 (the “Comment Letter”) regarding the above-referenced Current Report on Form 8-K (the “Form 8-K”), Transphorm, Inc., a Delaware corporation (the “Company” or “we”) submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Comment Letter. Concurrent with this letter, we are filing an amended Current Report on Form 8-K/A (the “Form 8-K/A”). For your convenience, we have reproduced the Staff’s comments below in italics, followed by our corresponding responses. Headings and accompanying page numbers in underlined, bold typeface refer to the Form 8-K.
Exhibit 99.1
Balance Sheet, page F-3
1. We refer to the convertible preferred stock line item. Your current presentation appears to indicate that the number of shares shown are convertible preferred shares. Please revise your presentation to specifically state that the shares presented reflect common shares post-conversion. This comment also applies to Notes 12 on page F-24, as well as the balance sheet at September 30, 2019 on page F-2 and Note 9 on page F-15 of Exhibit 99.2.
The Company respectfully acknowledges the Staff’s comment. The balance sheets as of December 31, 2018 and 2017 included in Exhibit 99.1 and the balance sheets as of September 30, 2019 and December 31, 2018 included in Exhibit 99.2 of Form 8-K/A have been revised to add “s 1 and…” for the caption to read as “Convertible Preferred Stock (Notes 1and 12)” as discussed on our call with the staff on March 20, 2020.

Transphorm Inc. 115 Castilian Drive, Goleta, CA 93117, USA Ph: 805-456-1300

Note 18. Subsequent Events, page F-32
2. Please disclose the date through which subsequent events were evaluated as required by FASB ASC 855 10-50-1.

The Company respectfully acknowledges the Staff’s comment and has included the below paragraph in Note 18 – Subsequent Events of the financial statements for the years ended December 31, 2018 and 2017 included in Exhibit 99.1 of Form 8-K/A.

“The Company has evaluated subsequent events through February 13, 2020, and determined that there have been no events that have occurred that would require adjustments to its disclosures in the consolidated financial statements except for the following:”

* * * * *
Thank you for your prompt attention to the Company’s responses. If you wish to discuss the responses being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of these responses, please feel free to contact me at (805) 456-1300.
Very truly yours,
/s/ Cameron McAulay
Cameron McAulay
Chief Financial Officer
Cc:

Mario Rivas, Chief Executive Officer of Transphorm, Inc.
Mark A. Bertelsen, Wilson Sonsini Goodrich & Rosati, P.C.

Erika M. Muhl, Wilson Sonsini Goodrich & Rosati, P.C.